NEWS RELEASE

Arrow Financial Corporation

250 Glen Street
Glens Falls, NY

Contact: Timothy C. Badger
Tel: (518)745-1000
Fax: (518)745-1976

TO: All Media
DATE: Tuesday, April 19, 2011

Arrow Reports Solid First Quarter Operating Results and Strong Asset Quality Ratios

Arrow Financial Corporation (NasdaqGS® – AROW) announced operating results for the three month period ended March 31, 2011. Net income for the first quarter of 2011 was $5.3 million, representing diluted earnings per share (EPS) of $.47, as compared to net income of $5.4 million and $.48 diluted EPS for the first quarter of 2010, a decrease of $.01 per share or 2.1%. The cash dividend paid to shareholders in the first quarter of 2011 was $.25 per share, or 3.0% higher than the $.24 cash dividend paid in the first quarter of 2010. All per share amounts have been adjusted to reflect the effect of the 3% stock dividend we distributed on September 29, 2010.

Thomas L. Hoy, Chairman, President and CEO stated, "We are pleased to announce solid earnings results for the first quarter while maintaining both strong asset quality and capital adequacy ratios. Our operating results included a substantial increase in our noninterest income for the quarter, which consisted primarily of growth in fee income from fiduciary activities, insurance commissions and net gains on the sale of investment securities. The Company grew in several key balance sheet categories, resulting in record levels in period-end amounts for total assets, deposits, and assets under trust administration and investment management. Furthermore, our key credit quality measurements continue to be excellent."

Assets under trust administration and investment management at March 31, 2011 rose to a record level of $1.012 billion, an increase of 11.5% from the prior year balance of $908.0 million. The growth was primarily attributable to a general recovery in the equity markets. As a result of the growth in this asset base, income from fiduciary activities rose in the first quarter of 2011 to over $1.5 million, an increase of $140 thousand, or 10.0%, above the income from the 2010 comparable quarter.

We have significantly expanded fee income from insurance commissions from $621 thousand in the first quarter of 2010 to nearly $1.5 million in the comparable 2011 period, primarily through the acquisition of two property and casualty insurance agencies: Loomis & LaPann, Inc. on April 1, 2010 and more recently, Upstate Agency, Inc. on February 1, 2011. During the first quarter of 2011, certain legal and other related acquisition costs were incurred in closing the Upstate transaction and have been recognized in other operating expenses.

Our asset quality remained strong as measured by low levels of nonperforming assets, representing only .24% of total assets at March 31, 2011, and our annualized net loan losses represented only .06% for the first quarter of 2011. Both measures are not significantly different from the prior year levels and, importantly, continue to significantly outperform industry averages. Return on average equity (ROE) for the 2011 period continued to be very strong at 13.77%, although down from our ROE of 15.25% for the 2010 period.

Total assets at March 31, 2011 reached a record high of $1.978 billion, up $117.1 million, or 6.3% over the $1.861 billion at March 31, 2010. Our loan portfolio increased by $14.6 million reaching $1.136 billion, an increase of 1.3% over the March 31, 2010 balance of $1.121 billion, but down slightly from the year-end 2010 balance of $1.146 billion. Originations of indirect loans, comprised primarily of automobile loans originated through dealerships located in the eastern region of upstate New York, were $29.7 million in the first quarter of 2011, compared to $41.2 million for the first quarter of 2010, a decrease of $11.5 million, or 27.9%.

During the first quarter of 2011 we originated over $20.0 million of residential real estate loans, nearly the same level as the first quarter of 2010. However, for interest rate risk management purposes, due to the historically low interest-rate environment, during the last two quarters of 2010 and the first quarter of 2011 we sold most of the residential real estate loans we originated in the secondary market, primarily to a government sponsored entity, Federal Home Loan Mortgage Corporation. Therefore, the outstanding balance for our residential real estate loan portfolio actually declined, both as compared to our quarter-end balances at March 31, 2010 and our year-end balance at December 31, 2010. Commercial loan outstanding balances at March 31, 2011 increased $23.3 million, or 7.4%, as compared to the March 31, 2010 balances.

The favorable impact from an increase of $87.7 million, or 5.0%, in the average balance of earning assets period-to-period was offset by a significant decrease in our net interest margin, which fell from 3.81% for the first quarter of 2010, to 3.39% for the first quarter of 2011. This margin compression was attributable to the fact that our yield on the earning assets decreased faster than the cost of our interest-bearing liabilities. However, compared to the fourth quarter of 2010, net interest margin increased 9 basis points from 3.30%. Our cost of interest-bearing deposits and other borrowings in the first quarter 2011 continue to trend lower, falling 8 basis points, with an average cost of 1.40% compared to 1.48% in the fourth quarter of 2010.

Total shareholders' equity at period-end of $159.2 million increased $13.4 million, or 9.2%, above the March 31, 2010 balance. Our capital ratios remain very strong, with a Tier 1 leverage ratio of 8.66% and a total risk-based capital ratio of 15.63%. The capital ratios of the Company and each subsidiary bank again significantly exceeded the "well capitalized" regulatory standard, which is the highest category.

We continue to believe that our conservative business model which emphasizes a strong capital position, high loan quality, knowledge of our market and a responsiveness to our customers has positioned us well for the future. To date, our commercial, residential real estate and other consumer loan portfolios have not experienced significant deterioration in credit quality, even though the communities we serve, similar to other areas in the U.S., have been negatively impacted by the recession.

Our asset quality continues to be strong at March 31, 2011 with nonperforming assets of $4.8 million, representing .24% of period-end assets, an increase from the .20% percentage of assets as of March 31, 2010, but down slightly from our December 31, 2010 ratio. As of March 31, 2011, we did not own any real estate properties which financial institutions typically acquire through the foreclosure process. As a result of our conservative underwriting standards, within the near-term we do not expect significant losses to be incurred from residential real estate borrowers who are experiencing stress due to the current economic environment.

Net loan losses for the first quarter of 2011, expressed as an annualized percentage of average loans outstanding, were .06%, very low compared to industry averages, and down from .08% of average loans for the 2010 comparable period. The Company's allowance for loan losses amounted to $14.7 million at March 31, 2011, which represented 1.30% of loans outstanding, an increase of 3 basis points from our ratio a year ago.

Many of our key operating ratios have consistently compared very favorably to our peer group, which we define as all U.S. bank holding companies having $1.0 to $3.0 billion in total assets as identified in the Federal Reserve Bank's "Bank Holding Company Performance Report" (FRB Report). The most current peer data available in the FRB Report is for the period ended December 31, 2010 in which our return on average equity (ROE) was 14.56%, as compared to 1.35% for our peer group. Our ratio of nonperforming loans to total loans was .43% as of December 31, 2010, compared to 3.53% for our peer group, while our annualized net loan losses of .06% for 2010 were well below the peer result of 1.27%. Our operating results and asset quality ratios have withstood the economic stress of recent years better than most banks in our national peer group.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY serving the financial needs of northeastern New York. The Company is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc., two property and casualty insurance agencies: Loomis & LaPann, Inc. and Upstate Agency, LLC, and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and our other filings with the Securities and Exchange Commission.

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)
Unaudited

	Three Months Ended March 31,	
	2011	2010
INTEREST AND DIVIDEND INCOME		
Interest and Fees on Loans	$15,015	$16,163
Interest on Deposits at Banks	22	40
Interest and Dividends on Investment Securities:		
Fully Taxable	3,350	3,971
Exempt from Federal Taxes	1,504	1,477
Total Interest and Dividend Income	19,891	21,651
INTEREST EXPENSE		
NOW Accounts	1,331	1,423
Savings Deposits	503	540
Time Deposits of $100,000 or More	667	716
Other Time Deposits	1,352	1,486
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	24	30
Federal Home Loan Bank Advances	1,316	1,604
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	144	141
Total Interest Expense	5,337	5,940
NET INTEREST INCOME	14,554	15,711
Provision for Loan Losses	220	375
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,334	15,336
NONINTEREST INCOME		
Income From Fiduciary Activities	1,546	1,406
Fees for Other Services to Customers	1,915	1,856
Insurance Commissions	1,466	621
Net Gain on Securities Transactions	542	---
Net Gain on Sales of Loans	51	21
Other Operating Income	100	114
Total Noninterest Income	5,620	4,018
NONINTEREST EXPENSE		
Salaries and Employee Benefits	7,202	6,602
Occupancy Expenses, Net	1,918	1,778
FDIC Assessments	513	494
Other Operating Expense	2,686	2,666
Total Noninterest Expense	12,319	11,540
INCOME BEFORE PROVISION FOR INCOME TAXES	7,635	7,814
Provision for Income Taxes	2,354	2,399
NET INCOME	$ 5,281	$ 5,415
Average Shares Outstanding:		
Basic	11,334	11,260
Diluted	11,347	11,301
Per Common Share:		
Basic Earnings	$ 0.47	$ 0.48
Diluted Earnings	0.47	0.48

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
Unaudited

	March 31, 2011	December 31, 2010	March 31, 2010
ASSETS			
Cash and Due From Banks	$ 29,798	$ 25,961	$ 28,509
Interest-Bearing Deposits at Banks	47,205	5,118	61,253
Investment Securities:			
Available-for-Sale	544,789	517,364	426,251
Held-to-Maturity (Approximate Fair Value of $149,895 at March 31, 2011, $162,713 at December 31, 2010 and $170,755 at March 31, 2010)	147,217	159,938	168,574
Other Investments	7,702	8,602	8,939
Loans	1,135,743	1,145,508	1,121,147
Allowance for Loan Losses	(14,745)	(14,689)	(14,183)
Net Loans	1,120,998	1,130,819	1,106,964
Premises and Equipment, Net	19,256	18,836	18,469
Other Real Estate and Repossessed Assets, Net	60	58	116
Goodwill	21,244	15,783	15,269
Other Intangible Assets, Net	3,656	1,458	1,361
Accrued Interest Receivable	7,132	6,512	7,558
Other Assets	29,347	17,887	18,032
Total Assets	$1,978,404	$1,908,336	$1,861,295
LIABILITIES			
Noninterest-Bearing Deposits	$ 214,853	$ 214,393	$ 197,331
NOW Accounts	621,412	569,076	533,435
Savings Deposits	405,850	382,130	350,022
Time Deposits of $100,000 or More	122,157	120,330	142,330
Other Time Deposits	243,847	248,075	246,577
Total Deposits	1,608,119	1,534,004	1,469,695
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	57,762	51,581	62,908
Other Short-Term Borrowings	1,647	1,633	1,602
Federal Home Loan Bank Advances	110,000	130,000	140,000
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	20,000	20,000	20,000
Accrued Interest Payable	1,755	1,957	2,091
Other Liabilities	19,933	16,902	19,195
Total Liabilities	1,819,216	1,756,077	1,715,491
STOCKHOLDERS' EQUITY			
Preferred Stock, $5 Par Value; 1,000,000 Shares Authorized	---	---	---
Common Stock, $1 Par Value; 20,000,000 Shares Authorized (15,625,512 Shares Issued at March 31, 2011 and at December 31, 2010, and 15,170,399 Shares Issued at March 31, 2010)	15,626	15,626	15,170
Additional Paid-in Capital	193,733	191,068	178,798
Retained Earnings	27,020	24,577	26,785
Unallocated ESOP Shares (122,882 Shares at March 31, 2011, 132,296 Shares at December 31, 2010, and 92,009 Shares at March 31, 2010)	(2,700)	(2,876)	(1,976)
Accumulated Other Comprehensive Loss	(5,439)	(6,423)	(5,082)
Treasury Stock, at Cost (4,101,039 Shares at March 31, 2011, 4,237,435 Shares at December 31, 2010, and 4,130,332 Shares at March 31, 2010)	(69,052)	(69,713)	(67,891)
Total Stockholders' Equity	159,188	152,259	145,804
Total Liabilities and Stockholders' Equity	$1,978,404	$1,908,336	$1,861,295

Arrow Financial Corporation
Selected Quarterly Information - Unaudited
(Dollars in Thousands)

	Mar 2011	Dec 2010	Sep 2010	Jun 2010	Mar 2010
Net Income	$5,281	$5,188	$5,575	$5,714	$5,415
Transactions Recorded in Net Income (Net of Tax):					
Net Gain on Securities Transactions	327	7	373	530	---
Net Gain on Sales of Loans	31	299	285	21	13
Share and Per Share Data:[1]					
Period End Shares Outstanding	11,402	11,256	11,234	11,300	11,277
Basic Average Shares Outstanding	11,334	11,239	11,257	11,307	11,260
Diluted Average Shares Outstanding	11,347	11,292	11,260	11,344	11,301
Basic Earnings Per Share	$.47	$.46	$.50	$.51	$.48
Diluted Earnings Per Share	.47	.46	.50	.50	.48
Cash Dividend Per Share	.25	.25	.24	.24	.24
Selected Quarterly Average Balances:					
Interest-Bearing Deposits at Banks	$35,772	$76,263	$49,487	$51,457	$61,831
Investment Securities	683,839	672,071	594,738	608,477	589,055
Loans	1,130,539	1,147,889	1,148,196	1,130,638	1,111,604
Deposits	1,564,677	1,568,466	1,466,541	1,476,912	1,453,371
Other Borrowed Funds	193,960	223,425	236,115	225,687	222,111
Shareholders' Equity	155,588	154,677	153,653	149,026	144,001
Total Assets	1,935,409	1,970,085	1,880,099	1,873,690	1,844,173
Return on Average Assets	1.11%	1.04%	1.18%	1.22%	1.19%
Return on Average Equity	13.77	13.31	14.39	15.38	15.25
Return on Tangible Equity[2]	16.07	14.97	16.21	17.39	17.25
Average Earning Assets	$1,850,150	$1,884,402	$1,792,421	$1,790,572	$1,762,490
Average Paying Liabilities	1,546,849	1,579,765	1,485,639	1,502,052	1,483,532
Interest Income, Tax-Equivalent	20,821	21,554	21,829	22,530	22,512
Interest Expense	5,336	5,903	5,829	6,023	5,940
Net Interest Income, Tax-Equivalent	15,485	15,651	16,000	16,507	16,572
Tax-Equivalent Adjustment	931	908	832	852	861
Net Interest Margin [3]	3.39%	3.30%	3.54%	3.70%	3.81%
Efficiency Ratio Calculation:					
Noninterest Expense	$12,319	$11,770	$12,106	$12,002	$11,540
Less: Intangible Asset Amortization	(100)	(66)	(67)	(65)	(73)
Net Noninterest Expense	$12,219	$11,704	$12,039	$11,937	$11,467
Net Interest Income, Tax-Equivalent	$15,485	$15,651	$16,000	$16,507	$16,572
Noninterest Income	5,620	4,738	5,305	5,028	4,018
Less: Net Securities Gains	(542)	(11)	(618)	(878)	---
Net Gross Income	$20,563	$20,378	$20,687	$20,657	$20,590
Efficiency Ratio	59.42%	57.43%	58.20%	57.79%	55.69%
Period-End Capital Information:					
Total Stockholders' Equity (i.e. Book Value)	$159,188	$152,259	$153,457	$152,703	$145,804
Book Value per Share	13.96	13.53	13.66	13.51	13.32
Intangible Assets	24,900	17,241	17,209	17,206	16,630
Tangible Book Value per Share	11.78	12.00	12.13	11.99	11.80
Capital Ratios:					
Tier 1 Leverage Ratio	8.66%	8.53%	8.79%	8.71%	8.64%
Tier 1 Risk-Based Capital Ratio	14.37	14.50	14.16	14.25	14.30
Total Risk-Based Capital Ratio	15.63	15.75	15.41	15.50	15.55
Assets Under Trust Administration and Investment Management	$1,011,618	$984,394	$925,940	$854,831	$908,066

[1] **Share and Per Share Data** have been restated for the September 29, 2010 3% stock dividend.

[2] **Tangible Book Value and Tangible Equity** exclude intangible assets from total equity. These are non-GAAP financial measures which we believe provide investors with information that is useful in understanding our financial performance.

[3] **Net Interest Margin** calculated as the ratio of annualized tax-equivalent net interest income to average earning assets. This is also a non-GAAP financial measure which we believe provides investors with information that is useful in understanding our financial performance.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	3/31/2011	12/31/2010	3/31/2010
Loan Portfolio			
Commercial Loans	$ 97,391	$ 97,621	$ 95,036
Commercial Construction Loans	7,284	7,090	15,622
Commercial Real Estate Loans	232,875	214,291	203,553
Other Consumer Loans	6,156	6,482	6,497
Consumer Automobile Loans	324,500	334,656	318,440
Residential Real Estate Loans	467,537	485,368	481,999
Total Loans	$1,135,743	$1,145,508	$1,121,147
Allowance for Loan Losses			
Allowance for Loan Losses, Beginning of Quarter	$14,689	$14,629	$14,014
Loans Charged-off	(238)	(182)	(285)
Recoveries of Loans Previously Charged-off	74	65	79
Net Loans Charged-off	(164)	(117)	(206)
Provision for Loan Losses	220	177	375
Allowance for Loan Losses, End of Quarter	$14,745	$14,689	$14,183
Nonperforming Assets			
Nonaccrual Loans	$4,296	$4,061	$3,342
Loans Past Due 90 or More Days and Accruing	93	810	263
Loans Restructured and in Compliance with Modified Terms	362	16	---
Total Nonperforming Loans	4,751	4,887	3,605
Repossessed Assets	60	58	63
Other Real Estate Owned	---	---	53
Total Nonperforming Assets	$4,811	$4,945	$3,721
Key Asset Quality Ratios			
Net Loans Charged-off to Average Loans, Quarter-to-date Annualized	0.06%	0.04%	0.08%
Provision for Loan Losses to Average Loans, Quarter-to-date Annualized	0.08	0.06	0.14
Allowance for Loan Losses to Period-End Loans	1.30	1.28	1.27
Allowance for Loan Losses to Period-End Nonperforming Loans	310.36	300.57	393.43
Nonperforming Loans to Period-End Loans	0.42	0.43	0.32
Nonperforming Assets to Period-End Assets	0.24	0.26	0.20